Filed by TLG Acquisition One Corp. and Electriq Power, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: TLG Acquisition One Corp.

Commission File No.: 001-39948

This Model Makes Energy Storage Accessible for People of All Incomes

Frank Magnotti, Chief Executive Officer of Electriq Power, Inc., participated in an interview that is the subject of the following article.

July 12, 2023

By Mary Mazzoni | Triple Pundit

Rooftop solar and battery energy storage can help households deal with rising power prices and increasingly frequent outages tied to natural disasters. But solar and storage systems are economically out of reach for many people — particularly those who would benefit most from the extra help on their monthly bills.

Electriq Power is looking to close the gap by partnering with municipalities and nonprofits to make solar and energy storage systems available to residents of all income levels.

“We try to make it the same for each and every one, whether you’re the wealthiest person in a community or the lowest-income person in the community,” said Frank Magnotti, CEO of Electriq Power.

Powering California communities with solar and energy storage at no money down

Electriq Power partners with municipalities to offer solar and energy storage solutions to their residents. Electriq provides all hardware, software and services — including solar panels and batteries, as well as smart battery software, installation services and grid connectivity.

The company also lends its marketing prowess to help municipalities get residents signed up, but the programs are branded by the city or town — providing further assurance to residents. “The municipality provides a really key link here,” Magnotti said. “The homeowners get the confidence that this program has been vetted by the municipality.”

The program is open to homeowners, as well as renters in multifamily units whose landlords have opted to participate. Residents can opt into the program with no upfront cost, no credit checks and no property liens. And 25-year power purchase agreements, provided by Electriq and vetted by participating municipalities, allow residents to power their homes with solar for about 20 percent less than what they pay for their typical energy bill.

“They’re getting a free battery on top of that — and again, at no money down — so it’s a pretty strong program for low-income communities who would not be able to afford this,” Magnotti said.

Electriq has three of these programs up and running in Parlier, Santa Barbara and San Luis Obispo, California, where participating households are connected to form solar microgrids that Electriq calls sustainable community networks, or SCNs.

Within these networks, Electriq’s PowerPod 2 battery systems are connected to rooftop solar installations as well as the local energy grid. Solar panels charge the batteries during the day, and smart battery software deploys that power back into the home during peak demand times to insulate the household from sharp spikes in power pricing. Bringing energy independence to more households also helps reduce the burden on the local energy grid, making it better equipped to handle demand fluctuations and capacity constraints.

Along with accessing energy at cheaper and more predictable prices, residents also gain peace of mind in knowing their homes will still have power in the event of a local outage.

“What is not known by a lot of people is that if you have solar and the grid goes out, you can’t use your solar,” Magnotti said. “But if you have a battery system that works with the grid, you can then keep on [using] the solar and storage without the grid being there at all.”

The programs are catching on fast. More than 1,000 residents have expressed interest in Santa Barbara County’s home power program since it launched in October of last year, Magnotti said. Electriq is looking to establish more community solar networks across California, backed by $300 million in financing from an unnamed U.S. clean energy company secured in March.

Working with nonprofits to bring more solar and storage online

Electriq also helps nonprofits create solar and energy storage programs in the communities they serve. In Puerto Rico, the company is the sole service provider for the nonprofit Barrio Eléctrico, which works to bring solar and storage systems to low-income residents in the coastal town of Isabela, about 70 miles west of San Juan.

Similarly to how the home power programs function in California, Isabela residents can opt into rooftop solar and battery energy storage with no upfront cost.

The batteries’ off-grid functionality is particularly compelling for an island that’s frequently affected by storms and extreme weather. After Hurricane Fiona struck last fall, “our homes were the only ones that had power,” Magnotti told us. The company has also been in touch with the Federal Emergency Management Agency (FEMA) about how to use its battery systems for emergency support, he said.

Further, using stored power during peak times can significantly lower household energy bills — another huge plus for the island, where electricity rates are among the highest in the U.S.

The company provides services to SEDC Solar for a similar program that makes solar and storage accessible to homes, churches, and businesses in some of the lowest-income neighborhoods of Washington, D.C.

A triple win for residents, municipalities and the private sector

In March coverage of Electriq, Anne Fischer, senior editor of the solar-focused publication PV Magazine USA, breaks down how all parties benefit from this type of model. “Electriq or another financial party own the battery, and they get the federal tax credit,” she wrote. “The benefit to Electriq, or other third-party, is that they can use the battery at specified times to send power to the grid.”

Meanwhile, residents get the benefit of purchasing solar power at a cheaper price than conventional power — lowering their bills and reducing the carbon footprint of their home energy use, while also knowing they can maintain power in the event of an outage.

The model is, of course, not a panacea that can solve all of a community’s decarbonization and grid stability challenges, with limited availability for renters being a clear gap to fill. But when coupled with other solutions like community solar — which allow renters to share solar power from community installations — home power programs like those from Electriq can help cities to decarbonize, enhance grid resilience, and offer lower and more stable energy prices to their residents.

“What we pride ourselves on is this automated software where the customer gets very involved if they want and can change things on an hourly basis, or you can kind of set it and forget it,” Magnotti said. “The key is: How do you have software that makes it easy for the consumers? They don’t have to think that much, but it still provides these benefits for them.”

Additional Information and Where to Find It

This communication relates to the proposed business combination (“Business Combination”) involving TLG Acquisition One Corp. (“TLG”) and Electriq Power, Inc. (“Electriq”). This communication may be deemed to be solicitation material in respect of the proposed Business Combination. The proposed Business Combination has been submitted to TLG’s stockholders for their consideration. In connection with the proposed Business Combination, TLG has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”), in which a joint proxy statement/consent solicitation statement/prospectus (the “Proxy Statement/Consent Solicitation Statement/Prospectus”) was included. The information in the Form S-4 may be changed. TLG also intends to file other relevant documents with the SEC regarding the proposed Business Combination. The Form S-4 has been declared effective by the SEC and the definitive Proxy Statement/Consent Solicitation Statement/Prospectus is being mailed to TLG’s stockholders in connection with TLG’s solicitation of proxies for the vote of TLG’s stockholders, and Electriq’s stockholders in connection with Electriq’s solicitation of written consent, in connection with the proposed Business Combination and other matters as described in such Proxy Statement/Consent Solicitation Statement/Prospectus, and serves as the prospectus relating to the offer of the securities to be issued to Electriq’s stockholders in connection with the completion of the proposed Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION, INVESTORS AND STOCKHOLDERS OF TLG AND INVESTORS AND STOCKHOLDERS OF ELECTRIQ AND OTHER INTERESTED PERSONS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

The Proxy Statement/Consent Solicitation Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by TLG with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from TLG at https://tlgacquisitions.com/investor-relations/default.aspx or by directing a written request to TLG at 515 North Flagler Drive, Suite 520, West Palm Beach, FL 33401.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

TLG, Electriq and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed Business Combination.

Information regarding TLG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 20, 2023 (the “Annual Report”). To the extent that holdings of TLG’s securities have changed from the amounts reported in the Annual Report, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Form S-4, the Proxy Statement/Consent Solicitation Statement/Prospectus and other relevant materials relating to the proposed Business Combination to be filed with the SEC when they become available. Stockholders and other investors should read the Proxy Statement/Consent Solicitation Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Generally, statements that are not historical facts in this communication are forward-looking statements. Forward-looking statements herein generally relate to future events or the future financial or operating performance of TLG, Electriq or the combined company expected to result from the Business Combination (the “Combined Company “). For example, projections of future financial or operational performance of Electriq or the Combined Company are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “ should,” “ expect,” “ intend,” “ will,” “estimate,” “ anticipate,” “ believe,” “ predict,” “project,” “target,” “budget,” “forecast,” “could,” “continue,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are based on beliefs and assumptions and on information currently available to management of TLG or Electriq and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by TLG, Electriq and their management, as the case may be, are inherently uncertain and subject to material change. There can be no assurance that future developments affecting TLG or Electriq will be those that it has anticipated. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in TLG’s SEC filings. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of TLG and Electriq described above. Neither TLG nor Electriq undertakes any duty to update these forward-looking statements. In addition, no responsibility, liability or duty of care is or will be accepted by TLG, Electriq or any other person for updating or revising this communication or providing any additional information to any recipient and any such liability is expressly disclaimed.